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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CARDIAC SCIENCE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    141410209
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                                 (CUSIP Number)

                              Ernst Muller-Mohl
                              Weinplatz 10
                              8001 Zurich, Switzerland
                              Tel # 41-1-212-0424

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                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                     May 27, 1999
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                      (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following space _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           (Continued on following page(s))


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CUSIP
No.  141410209                        13D
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  1   Name of Reporting Person
      I.R.S. Identification No. of Above Person
                                Ernst Muller-Mohl

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  2   Check the Appropriate Box if a Member of a Group*
                                                                   (a)   / /
                                                                   (b)   / /
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  3   SEC Use Only

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  4   Source of Funds*          PF

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  5   Check Box if Disclosure of Legal Proceedings is Required           / /

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  6   Citizenship or Place of Organization
                                   Switzerland
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                  7    Sole Voting Power
                             2,312,500 shares                       24.1%
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    Number of     8    Shared Voting Power
     Shares                  0 shares                                  0%
  Beneficially ----------------------------------------------------------------
    Owned By      9    Sole Dispositive Power
      Each                   2,312,500 shares                       24.1%
    Reporting  ----------------------------------------------------------------
     Person       10   Shared Dispositive Power
      With                   0 shares                                  0%
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 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                 2,312,500 shares

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 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /

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 13   Percent of Class Represented by Amount in Row (11)
                                                                       24.1%

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 14   Type of Reporting Person*
                                                  IN

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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This Amendment No. 1 (this "Amendment") to the Schedule 13D, dated December
27, 1998 (the "Schedule"), pertains to the reporting person's ownership of certain securities of Cardiac Science, Inc. (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed to them in the Schedule.

     This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It refers only to information which has materially changed since the filing of the Schedule.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Muller-Mohl used $500,000 in personal funds to acquire the securities.


ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Muller-Mohl acquired the securities for investment purposes.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a)  Aggregate number of shares beneficially owned:  2,312,500 shares
(1)
               Percentage:  24.1%(2)

          (b) Mr. Muller-Mohl has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,312,5001 shares of Common Stock.

          (c) On May 27, 1999, Mr. Muller-Mohl purchased from the Company, in a Regulation S transaction, 250,000 shares of Common Stock and three-year warrants to purchase 62,500 shares of Common Stock at $2.50 per share for an aggregate purchase price of $500,000.


ITEM 6. Contracts, Arrangements, Understandings or Relationships WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Muller-Mohl holds three-year warrants to purchase 125,000 shares of Common Stock at $2.20 per share, and three-year warrants to purchase 437,500 shares of Common Stock at $2.50 per share.

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(1)  Includes 562,500 shares issuable upon the exercise of Warrants held by Mr.
     Muller-Mohl.

(2)  Based on 9,050,832 shares of Common Stock outstanding.


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                                      SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.


Date: June 22, 1999


                                               /s/ Ernst Muller-Mohl
                                               --------------------------------
                                                  Ernst  Muller-Mohl








  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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